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FEB 24 2017
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17005556

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

SEC FILE NUMBER
8-65196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUEFIN RESEARCH PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 STATE STREET, 37TH FLOOR
(No. and Street)

BOSTON	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN KRITZER (617) 737-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

142 LOWELL ROAD, UNIT 17 #219	HUDSON	NH	03051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN KRITZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUEFIN RESEARCH PARTNERS, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN MARIE POWER
Notary Public, Commonwealth of Massachusetts
My Commission Expires December 3, 2021

Signature

PRESIDENT

Title

Notary Public 2/27/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUEFIN RESEARCH PARTNERS, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2016

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of BlueFin Research Partners, Inc.

We have audited the accompanying statement of financial condition of BlueFin Research Partners, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of BlueFin Research Partners, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BlueFin Research Partners, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 17, 2017

BLUEFIN RESEARCH PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITIONS
DECEMBER 31, 2016

ASSETS

Cash	$554,656
Receivables from broker-dealers	699,493
Deposits with clearing organizations	251,867
Marketable Securities	52,500
Other assets	34,777
Total Assets	$1,593,293

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Deferred Revenue	$30,895
Accounts payable, accrued expenses and other liabilities	-
Commitments and Contingencies (Note 5)	-
Total Liabilities	$30,895
SHAREHOLDERS' EQUITY:	
Common stock, $0.01 par value, 335,000 shares authorized, 325,001 issued and 322,012 outstanding	$3,220
Additional paid in capital	1,156,954
Retained earnings	3,675,759
Treasury stock, 265,681 shares at cost	(3,273,535)
Total Shareholders' Equity	$1,562,398
Total Liabilities and Shareholders's Equity	$1,593,293

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Delaware corporation on October 31, 2001, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Management's Review for Subsequent Events

Management had evaluated subsequent events through February 17, 2017, the date which the financial statements were available to be issued.

NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level. The Company is subject to a state and municipality excise tax of which Company had a tax liability of $7,204 in 2016.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2016.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $1,519,746 at December 31, 2016, which exceeded required net capital of $100,000 by $1,419,746. The Ratio of aggregate indebtedness to net capital at December 31, 2016, was 2.03%.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $304,656 at December 31, 2016.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all non-cancelable operating leases are as follows:

2017	$189,333
2018	193,257
2019	147,150
Total	$529,740

NOTE 6- COMMON STOCK

On July 21, 2009 the Company's shareholders agreed to cancel their previous shares of common stock and reissue shares in accordance with the new shareholder agreement. The new common stock has the same par value of $0.01 per share and each shareholder received the same number of shares as previously held. The total number of shares authorized was decreased to reflect the smaller number of shareholders and the resulting decrease in value of the common stock at par value was credited to additional paid in capital.

NOTE 7—FAIR VALUE MEASUREMENTS

Fair values of assets measured at December 31, 2016 are as follows:

		Fair Value Measurements at the End of the Reporting Period Using			
	12/31/16	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Description					
Recurring fair value measurements					
Trading securities					
Equity securities—other	$52,500	$52,500			
Total trading securities	$52,500	$52,500			